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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 3rd Avenue South, Suite 202
(No. and Street)

Edmonds (City) Washington (State) 98020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Henrik Kurt Andresen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of Snohomish

[Signature]
Signature

Chief Compliance Officer
Title

[Signature]
Notary Public

Notary Public
State of Washington
JOSEPH FOREST CROWLEY
COMMISSION# 202143
MY COMMISSION EXPIRES
August 31, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services International Corp.

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended June 30, 2020

Contents
As of and for the Year Ended June 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Financial Services International Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Services International Corp. (the "Company") as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 21, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Financial Services International Corp.

Statement of Financial Condition

June 30, 2020

ASSETS

Cash	$	3,284
Receivable from clearing broker (Note 3)		33,340
Right of use asset		41,940
Other assets		23,456
TOTAL ASSETS	$	102,020

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expense	$	20,586
Lease liability		41,940
TOTAL LIABILITIES		62,526
STOCKHOLDER'S EQUITY		
Common stock, $0.0 l par value, 1 ,000,000 shares authorized, 103,700 shares issued and outstanding,		1,039
Additional paid-in capital		949,092
Accumulated deficit		(910,637)
TOTAL STOCKHOLDER'S EQUITY		39,494
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	102,020

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Operations
Year Ended June 30, 2020

REVENUES:		
Commission income	$	913,694
Financial advisory services		3,158,363
Interest income		73
Other income		31,480
Total Revenues		4,103,610
OPERATING EXPENSES:		
Employee compensation and benefits		192,576
Insurance expense		33,033
Regulatory fees		20,678
Commissions, trading fees and floor brokerage		3,663,328
Communication and data processing		7,800
Occupancy and equipment rental		32,527
Professional fees		185,997
Other operating expenses		44,292
Total Operating Expenses		4,180,231
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		(76,621)
Provision for Income Taxes		8,174
NET INCOME (LOSS)	$	(84,795)

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2020

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2019	103,700	$1,039	$874,092	($825,842)	$49,289
Capital contribution	-	-	75,000		75,000
Net income (loss)	-	-	-	(84,795)	(84,795)
Balance at June 30, 2020	103,700	$1,039	$949,092	($910,637)	$39,494

See Notes to Financial Statements.

Financial Services International Corp.

Statement of Cash Flows
Year Ended June 30, 2020

OPERATING ACTIVITIES:		
Net loss	$	(84,795)
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in :		
Receivable from clearing organization		(30)
Other assets		27
(Decrease) increase in :		
Accounts payable and accrued expense	$	1,602
Net cash used by operating activities	$	(83,196)
INVESTING ACTIVITIES:		
Net cash provided by (used in) investing activities		-
FINANCING ACTIVITIES:		
Capital contribution	$	75,000
Net cash provided by financing activities	$	75,000
NET DECREASE IN CASH		(8,196)
CASH AT BEGINNING OF YEAR		11,480
CASH AT END OF YEAR	$	3,284

Supplemental Cash Flow Information

Cash paid during the year for:		
Income taxes	$	8,174
Interest		-

Supplemental disclosure of non-cash transactions:

The Company recognized a Right of use asset by recording a Lease liability for $41,940.

See Notes to Financial Statements.

1. Organization and Nature of Business

Financial Services International Corp. (the "Company"), previously known as Securities, Inc., was incorporated in the State of Washington on December 15, 1994. Its name was changed from Securities, Inc. to Financial Services International Corp. on January 18, 1995. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund, life insurance policies, and annuities. The Company provides investment advisory services to its clientele and is a Registered Investment Advisor. The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule l 5c3-3 of the Securities Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The Company is a wholly owned subsidiary of United Atlantic Capital LLC (the "Parent"). The Parent is committed to continue funding the operations of the Company through capital contributions to mitigate any substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Management's use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in n the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions consists of client transactions that are fully introduced to the Company's clearing broker on behalf of its client and direct commissions earned on equity securities, mutual funds sales, life insurance policies, and annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing 12b-1 fees, or trailing commissions, which are recognized in the period received, and corresponds to the Company's satisfaction of its customer relations and market realization performance obligations.

Investment advisory fees are recognized as the Company completes its services performance obligations in accordance with the terms of its customer agreements. These fees are typically collected quarterly in advance based on the agreed percentage of the customer's assets under management. As of June 30, 2020, there are no open contract balances as fee collection coincides with calendar quarters.

Interest income is recognized as earned according to the terms.

Receivables - Commission receivables are stated at face amount less an allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary as of June 30, 2020 because probable uncollectible accounts are immaterial.

Income taxes – The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

3. Receivable From Clearing Broker

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing broker. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The brokerage agreement requires a minimum deposit of $25,000. The balance at June 30, 2020 was $33,340.

4. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	($ -)	(17,807)	17,807	$ -
State	$ 8,174	-	-	$ 8,174
Total	$ 8,174	-	-	$ 8,174

The Company has available at June 30, 2020, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $205,000. The net operating loss begins to expire in the year 2030. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, the IRS has not proposed any adjustment to the Company's tax position.

5. Retirement Plan

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. A matching contribution of $0 was made for the year ended June 30, 2020.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

7. Concentration Of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued for items requiring recording or disclosure in the financial statements. Subsequent to June 30, 2020, the Parent finalized a sale agreement, approved by FINRA, to sell the Company.

9. Recently Issued Accounting Standards

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 11. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability both in the amount of $41,940.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020, the Company had net capital of $16,038 which was $11,038 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 128%.

11. Lease Accounting

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on September 30, 2021

The components of lease cost for the year ended June 30, 2020 are as follows:

Operating lease costs	$32,527
Total lease costs	$32,527

Amounts reported in the Statement of Financial Condition as of June 30, 2020 are as follows:

Operating leases:	
Right-of-use asset	$41,940
Lease liability	41,940

Maturities of lease liability under the non-cancelable operating lease as of June 30, 2020 are:

2021	$33,503
2022	8,437
Total undiscounted lease payments	$41,940
Less imputed interest	-
Total lease liability	$41,940

Financial Services International Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended June 30, 2020

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	39,494
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(23,456)
NET CAPITAL	$	16,038
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	20,586
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required, greater of $5,000 or 6.66% of aggregate indebtedness	$	5,000
Excess net capital	$	11,038
Percentage of aggregate indebtedness to net capital		128%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 as of June 30, 2020.

Financial Services International Corp.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
Year Ended June 30, 2020

The Company is exempt from the provision of Rule l5c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Financial Services International Corp.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Services International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Services International Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Financial Services International Corp. stated that Financial Services International Corp. met the identified exemption provisions throughout the year ended June 30, 2020 without exception. Financial Services International Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Services International Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 21, 2020

Financial Services International Corp.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Financial Services International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)] and (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the year ended June 30, 2020 without exception.

I, Henrik Kurt Andresen, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Henrik Kurt Andresen, CCO